Exhibit 99.3

EisnerAmper LLP One Logan Square 130 North 18th Street, Suite 3000 Philadelphia, PA 19103 T 215.881.8800 F 215.881.8801 www.eisneramper.com

December 23, 2024

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission - New Brunswick
Nova Scotia Securities Commission

Office of the Superintendent of Securities - Prince Edward Island

Office of the Superintendent of Securities - Service Newfoundland and Labrador

Re:	Medicus Pharma Limited
Change of Auditor Notice dated December 23, 2024

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

EisnerAmper LLP

Philadelphia, Pennsylvania

"EisnerAmper" is the brand name under which EisnerAmper LLP and Eisner Advisory Group LLC and its subsidiary entities provide professional services. EisnerAmper LLP and Eisner Advisory Group LLC are independently owned firms that practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations and professional standards. EisnerAmper LLP is a licensed CPA firm that provides attest services, and Eisner Advisory Group LLC and its subsidiary entities provide tax and business consulting services. Eisner Advisory Group LLC and its subsidiary entities are not licensed CPA firms.